EXHIBIT 10.11

Global eXchange Services
Where Technology Meets Experience	Harvey F. Seegers
President & Chief Executive Officer

100 Edison Park Dr., Gaithersburg, MD 20878
PH 301.340.5900 FX 301.340.5902 • www.gxs.com
Harvey.Seegers@gxs.com

November 4, 2003

Robert B. Patrick
614 S. Fairfax Street
Alexandria, VA 22314

Dear Bobby:

On behalf of the Board of Directors, I am pleased to extend you an offer of employment with Global eXchange Services (GXS) as a key member of the leadership team. The employment terms in this letter supersede any other agreements or promises made to you by anyone, whether verbally or written.

Position
You would be joining us as Senior Vice President and Chief Marketing Officer reporting to me.

Cash Compensation
Your starting salary will be $225,000 per year with a target annual bonus of $150,000 with a minimum guaranteed bonus of $75,000. Additionally, you will be guaranteed a $25,000 bonus for the remainder of 2003. This would be paid to you no later than the end of March 2004. Please note that the quotation of a rate of pay is merely for convenience and does not imply that your employment is for a year or any fixed period.

Stock-Based Compensation
Ownership is a cornerstone principle of GXS’ reward strategy. The Board has approved for you to receive 568,882 options with an exercise price of $0.50 per share. Please understand that the actual value that you realize from your options may vary greatly, based on the performance of GXS. We have designed the program with the intent to provide significant upside potential if GXS is successful. All terms contain herein are subject to the provisions of the stock incentive plan document which is enclosed.

Benefits
In additional to your compensation package you will be eligible for employee benefits (including vacation, medical, dental, vision, accident and disability insurance, 401(k) plans) in accordance with GXS’s benefit plans.

Termination
Depending upon the reason for your employment with GXS ending, you will be covered by ONE of the following:
(1) Cause or Voluntarily Quit

If your employment terminates because you voluntarily quit or because the Company terminates you for “cause”, you will not be entitled to any additional compensation. “Cause” shall include, but not be limited to: willful or unreasonable neglect of your job duties, committing fraud, misappropriation or embezzlement; dishonesty; insubordination; being convicted of a felony; disclosure of confidential information in violation of the company’s written policies; and willfully or unreasonably engaging in conduct materially injurious to the Company.

(2) Termination Without Cause

If you are terminated without “cause” you would receive, as severance, continuation of your then current salary and medical benefits for twelve months and a pro rated portion of your most recent Annual Bonus payment. This payment would be subject to your signing the Company’s standard termination agreement, which includes a release for the benefit of GXS and non-competition and non-solicitation commitments by you for a period of twelve months.

Confidentiality/Integrity
This offer is made in the strictest confidence. You are required to maintain the confidentiality of the information contained in this offer and any proprietary information you received from GXS in consideration of this offer. Failure to comply will result in the offer being summarily withdrawn.

GXS’ most valuable assets are its worldwide reputation of integrity and high standards of business conduct. Therefore, among the Company Policies that you must sign as a condition of employment, are those described in the enclosed compliance guide. Furthermore, in making this offer of employment, we have no intention of interfering with any continuing obligation regarding trade secrets and confidential information that you may have with any prior employer. In this connection, you will also be required to sign the enclosed “Proprietary Information and Invention Agreement” as a condition of employment with GXS.

Other
This offer is contingent on the following:
•	Receipt of necessary internal and external approvals, including a background check
•	Proof of identification and U.S. work authorization, in accordance with the Immigration Reform and Control Act of 1986
•	Drug Screen and Medical Exam

GXS reserves the right to modify any of these terms at any time if it deems necessary. Further, the benefits and programs offered may be modified, and your participation in those benefits will be subject to the terms of those plans and programs. Your employment and benefits will also be subject to GXS’ policies as promulgated from time-to-time.

Please sign below your acceptance of this offer under the terms described above and return a copy to Mike Humenik, Senior Vice President, Global Human Resources.

We look forward to having you as a member of the Senior Executive leadership team and believe this position will provide you with the kind of challenge and career growth you are seeking.

Regards,

/s/ Harvey S. Seegers

I accept this offer of employment with Global eXchange Services

/s/ ROBERT B. PATRICK	11/6/03

Robert B. Patrick	Date

Cc: M. Humenik

Global eXchange Services	800-560-4347 t
100 Edison Park Drive	301-340-4000 t
Gaithersburg, MD 20878	301-340-5299 f
www.gxs.com

March 28, 2005

Robert B. Patrick
Senior Vice President and Chief Marketing Officer
GXS

Dear Bobby,

This letter will confirm our conversation in which I advised you that effective January 1, 2005 your annual base salary will be increased to $275,000 and your target bonus subject to the terms and conditions of the GXS Management Bonus Plan will be $135,000. In consideration of the increase in your annual salary, you will no longer have a minimum guaranteed bonus.

In addition, this letter shall amend the Option Agreement under the GXS Holdings, Inc. Stock Incentive Plan, dated November 24, 2004 between you and GXS Holdings, Inc. by adding the following provision:

In the event Optionee is terminated without cause within 12 months following a Change in Control, the portion of the Option granted hereunder that would have become vested and exercisable within the 12-month period following the applicable date of termination shall become fully vested and exercisable on the date of such termination. The vested portion of the Option shall remain exercisable by Optionee for three months following such date of termination.

All other terms and conditions related to your employment (as defined in the letter containing your offer of employment and the above referenced Option Agreement) remain unchanged.

Please indicate your agreement with the terms of this letter by signing below and returning the signed original letter to Bruce Hunter.

Sincerely, GXS Holdings, Inc.

By:	/s/ Gary Greenfield
Gary Greenfield
President & Chief Executive Officer

Accepted:	/s/ Robert Patrick	Date:	3/28/05
Robert Patrick